July 30, 2007
Via Fax, EDGAR and U.S. Mail
U.S. Securities and Exchange Commission
CF/AD2
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Ms. Regina Balderas

Re:	Your comment letter of July 19, 2007.
Dear Ms. Balderas:
     Thank you for our phone call of today wherein we agreed that Ashworth, Inc. would have up until August 16, 2007 within which to respond to the July 19, 2007 comment letter. As noted in our conversation, we are working with our accountants in preparing a full response to your questions but we are dealing with vacations as well as executives traveling and have therefore requested the two week extension. We very much appreciate your help in this matter.

Sincerely,
/s/Eric R. Hohl
Eric R. Hohl
Executive Vice President, Chief Financial Officer and Treasurer

CC:	William Choi Branch Chief, Mail Stop 3561